1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2026
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: June 25, 2026	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)
This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors; 5) the unsecured bonds issued by TSMC and its subsidiaries and 6) the cancellation of TSMC common shares for the month of May 2026.
1.The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:

Title	Name	Number of shares held as of		Changes
		4/30/2026	5/31/2026
Vice President	Arthur Chuang	4,688,305	4,488,305	(200,000)
Vice President	B.Z. Tien	9,051	11,051	2,000

Note: Shareholdings include shares held by the related parties.
2.The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC: None.
3.The acquisition and disposition of assets by TSMC and its subsidiaries:
(1) Fixed-income investment: NT$24.6 billion of acquisition.
(2) Equity investment: NT$24.7 billion of disposition.
4.The capital appropriations approved by TSMC board of directors:
(1) Machinery equipment for advanced technology capacity and others: US$21,013 million.
(2) Real estate and capitalized leased assets: US$10,271 million.
5.The unsecured bonds issued by TSMC and its subsidiaries:

Issuance	Tranche	Issuance Period	Total Amount (in billions)	Coupon Rate	Repayment and Interest Payment
115-2	A	May 2026 ~ May 2031	NT$13.7	1.80%	Bullet repayment; interest payable annually
	B	May 2026 ~ May 2036	NT$4.7	1.85%
6.The cancellation of TSMC common shares:
The TSMC board of directors approved the cancellation of 154,454 TSMC common shares of reclaimed employee restricted stock awards and the associated paid-in capital reduction of NT$1,544,540 and set May 12, 2026 as the record date for the paid-in capital reduction.